SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SUPPL

08005177

September 22, 2008

Our contact
Marianne Bergström

SEC Mail Processing
Section

OCT 01 2008

Washington, DC
111

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published September 16, 2008.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
September 16, 2008	Press Release	Skanska to build detention center in U.S. for USD 146.9 M, about SEK 900 M	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
OCT 07 2008
THOMSON REUTERS

Press Release

September 16, 2008
08:30 am CET

Skanska to build detention center in U.S. for USD 146.9 M, about SEK 900 M

Skanska has been named construction manager for the expansion of a detention center in Raleigh, North Carolina, in the US. The contract amount is USD 146.9 M, about SEK 900 M, which will be included in the order bookings for the third quarter. The customer is the Wake County correctional authority.

The contract is for the Hammond Road Detention Center that will be expanded by about 38,000 square meters. The expansion will provide space for a total of 672 inmates, of which 224 in single-bed cells and the remaining in eight dormitories. The new building will also house a kitchen and food service facilities, laundry area, administration areas, intake/booking space as well as facilities for medical services and a forensic lab. The project also includes a 300-space parking deck.

Preconstruction work has begun and the facility is scheduled to be completed in 2012.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END